SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 7
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934

DIRECT INSITE CORP.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

25457C 20 7
(CUSIP Number)

Michael Levin
Metropolitan Venture Partners II, L.P.
590 Madison Avenue, 34th Floor
New York, NY 10022
(212) 561-1219

Lawrence D. Hite
Tall Oaks Group LLC
205 Lexington Avenue, 8th Floor
New York, NY 10016
(212) 561-1202
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With copies to:

Scott S. Rosenblum, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036
(212) 715-9100

April 22, 2011
(Date of Event Which Requires Filing of This Statement)

Introduction

This Amendment No. 7 to Schedule 13D (the “Amendment”) is being made on behalf of Metropolitan Venture Partners II, L.P., a Delaware limited partnership (“MetVP II”), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership (“MetVP Advisors”) and Metropolitan Venture Partners Corp., a Delaware corporation (“MetVP Corp.”, and, together with MetVP II and MetVP Advisors, the “MetVP Entities”), Michael Levin, Tall Oaks Group LLC (“Tall Oaks”) and Lawrence D. Hite in respect of the common stock of Direct Insite Corp.  The MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite are collectively referred to herein as the “Reporting Persons.”   Notwithstanding this Amendment, the prior reports on Schedule 13D, as amended, of the MetVP Entities, Tall Oaks, Mr. Levin and Mr. Hite each speaks as of the dates of their respective filings.

Because of the activities of the Reporting Persons with S.A.V.E. Partners III, LLC, a Delaware limited liability company (“SAVE”) and certain of its affiliates referred to in Item 4 below, and the agreements of the Reporting Persons referred to in Item 4 and Item 6 below, the Reporting Persons could be deemed to constitute a “group” with SAVE and its affiliates within the meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by SAVE, Craig W. Thomas and Bradley M. Tirpak with the SEC on March 11, 2011, as amended from time to time, for information concerning the interests of such parties in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with SAVE, Mr. Thomas, Mr. Tirpak or any of its or their affiliates.

Because of the agreements of the Reporting Persons with Thomas C. Lund and Carol A. Lund referred to in Item 4 and Item 6 below, the Reporting Persons could be deemed to constitute a “group” with Mr. and Mrs. Lund meaning of Rule 13d-4 under the Exchange Act.  Reference is made to the Schedule 13D filed by Mr. Lund with the SEC on June 15, 2007, as amended from time to time, for information concerning the interests of Mr. and Mrs. Lund in respect of the common stock of Direct Insite Corp.  Nothing contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a group with Mr. and Mrs. Lund.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding the following:

On April 28, 2011, the Reporting Persons and the Issuer, together with Craig W. Thomas, Bradley M. Tirpak, John J. Murabito, Philip Summe, SAVE, Thomas C. Lund, Carol A. Lund and James A. Cannavino, entered into an agreement (the “Agreement”).  Pursuant to the terms of the Agreement, the Issuer agreed to, among other things, (a) increase the size of the Board of Directors (the “Board’”) to six directors, such that a vacancy will exist in Class I of the Board; (b) nominate for election at the Annual Meeting each of the Recommended Nominees and James Cannavino; (c) recommend that the Company’s stockholders vote in favor of such slate; (d) amend its Proxy Statement and related proxy card to reflect such nominations and recommendations; (e) use its reasonable best efforts to solicit proxies in favor of the election of such slate, including voting all shares of Common Stock represented by proxies received pursuant to the amended definitive proxy statement and proxy card in connection with the Annual Meeting in favor of such individuals (except for any proxy that specifically indicates that such authority is withheld) and against any proposal inconsistent with the Agreement that may be raised at the Annual Meeting; and (f) not cancel or adjourn, nor propose any other matter to be voted upon at, the Annual Meeting.

In addition, the Issuer agreed not to, until after the Annual Meeting, (a) increase the size of the Board to more than six directors; (b) change any provisions, other than in a manner that is consistent with the terms of the Agreement, of the Issuer’s Bylaws or Certificate of Incorporation; (c) otherwise amend any charters or policies of the Board or committees of the Board in a manner that would be inconsistent with the terms of the Agreement or adverse to the stockholders of the Issuer; or (d) conduct its business other than in the ordinary course consistent with past practice.  In addition, except as provided in the amended employment agreement of Mr. Cannavino, as approved by the Board on April 26, 2011, and except with respect to certain persons other than officers and directors of the Issuer as would be immaterial in amount and significance to the Issuer, the Issuer agreed that it would not, without the written consent of the MetVP Entities and SAVE (a) enter into any employment or consulting agreements, (b) make any changes or amendments to any currently existing employment or consulting agreements, (c) make or commit to make any grants of bonuses, equity, options or cash or any other form of additional compensation, other than base salary, or (d) increase the base salary of any person.

Pursuant to the Agreement, the MetVP Entities and SAVE have agreed, conditioned upon certain compliance by the Issuer with the Agreement, to, among other things, (a) withdraw the Section 220 Demand, (b) not file any proxy materials contrary to the Issuer’s proxy materials with respect to the Annual Meeting and (c) vote, together with certain other parties to the Agreement, all of their shares of Common Stock in favor of the slate of directors as described above at the Annual Meeting.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended by adding the following:

The MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak, Mr. Lund and Mrs. Lund entered into a First Amendment to the Voting and Joint Solicitation Agreement, dated as of April 22, 2011 (the “First Amendment to the Voting Agreement”), which, among other things, added Mrs. Lund as a party thereto.  A copy of the First Amendment to the Voting Agreement is filed as an exhibit to this Schedule 13D.

On April 28, 2011, the Reporting Persons and the Issuer, together with Craig W. Thomas, Bradley M. Tirpak, John J. Murabito, Philip Summe, SAVE, Thomas C. Lund, Carol A. Lund and James A. Cannavino, entered into the Agreement defined and described in Item 4 above and filed as an exhibit hereto.

Item 7.   Material to be Filed as Exhibits.

The following document is filed as an exhibit:

Exhibit 99.4
First Amendment to Voting and Joint Solicitation Agreement dated as of April 22, 2011 by and among the MetVP Entities, Tall Oaks, Mr. Levin, Mr. Hite, SAVE, Mr. Thomas, Mr. Tirpak, Mr. Lund and Mrs. Lund

Exhibit 99.5
Agreement, dated as of April 28, 2011 by and among the MetVP Entities, Mr. Levin, Tall Oaks, Mr. Hite, the Reporting Persons, Mr. Thomas, Mr. Tirpak, Mr. Murabito, Mr. Summe, SAVE, Mr. Cannavino and the Issuer (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Issuer on April 29, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP II is true, complete and correct.

Dated: April 29, 2011

                METROPOLITAN VENTURE PARTNERS II, L.P.
                          By: METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P., its general partner
                                  By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated:  April 29, 2011

                METROPOLITAN VENTURE PARTNERS (ADVISORS), L.P.
                                    By: METROPOLITAN VENTURE PARTNERS CORP., its general partner

                                                By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: April 29, 2011

                 METROPOLITAN VENTURE PARTNERS CORP.

                                                 By: /s/ Michael Levin
                                                   Name: Michael Levin
                                                   Title:  Vice President of Finance

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Tall Oaks is true, complete and correct.

Dated: April 29, 2011

                   TALL OAKS GROUP LLC

                                                By: /s/ Lawrence D. Hite
                                                   Name: Lawrence D. Hite
                                                   Title:  Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Levin
Michael Levin

/s/Lawrence D. Hite
Lawrence D. Hite

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